Mail Stop 4561

August 29, 2007

By mail and facsimile to 44-20-7992-4872

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

>   **Re: HSBC Holdings plc**
>   **Form 20-F for the fiscal year ended December 31, 2005**
>   **Filed March 20, 2006**
>   **File No. 001-14930**

Dear Mr. Flint:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                Sincerely,

                                Donald Walker
                                Sr. Assistant Chief Accountant